Exhibit 99.3

ASX ANNOUNCEMENT

March 9th, 2007

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Clarification of Announcements

Further to the ASX announcements made by the Company yesterday, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) wishes to clarify the position.

The Company confirms that regulatory authorities have sought information from the Company regarding trading in its shares and that the Company has cooperated fully in this regard.

The Company understands that the information sought does not relate to a suspected wrongdoing by the Company itself.

The Company was informed late yesterday by regulatory authorities that their inquiries also relate to activities of the Company’s Executives.

If the Company is required to provide further assistance to regulatory authorities, the Company will cooperate fully.

Following the release of this announcement, the Company anticipates that the current trading halt will be lifted.

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FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Mr. Tom Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 9415 1135